Exhibit 99.1

COMPUGEN LTD. AND ITS SUBSIDIARY

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

U.S. DOLLARS IN THOUSANDS

UNAUDITED

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2014	2013
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$103,244	$28,751
Restricted cash	155	154
Short-term bank deposits	10,015	18,015
Trade receivable	1,140	-
Investment in Evogene	1,858	4,565
Other accounts receivable and prepaid expenses	757	1,731

Total current assets	117,169	53,216

NON-CURRENT INVESTMENTS:
Severance pay fund	2,256	2,129

Total non- current investments	2,256	2,129

NON-CURRENT PREPAID EXPENSES	107	158

PROPERTY AND EQUIPMENT, NET	2,009	1,208

Total assets	$121,541	$56,711

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2014	2013
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,330	$693
Deferred revenues	3,121	5,318
Other accounts payable and accrued expenses	2,362	1,728

Total current liabilities	6,813	7,739

NON- CURRENT LIABILITIES:
Research and development funding arrangement	13,074	13,189
Deferred revenues	948	1,454
Accrued severance pay	2,577	2,441

Total non-current liabilities	16,599	17,084

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 5)

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value: 100,000,000 shares authorized at June 30, 2014 and December 31, 2013; 48,468,328 and 41,002,113 shares issued and outstanding at June 30, 2014 and December 31, 2013, respectively	132	111
Additional paid-in capital	308,531	235,351
Accumulated other comprehensive income	1,885	4,628
Accumulated deficit	(212,419)	(208,202)

Total shareholders' equity	98,129	31,888

Total liabilities and shareholders' equity	$121,541	$56,711

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2014	2013
	Unaudited

Revenues	$4,097	$184
Cost of revenues	1,616	234

Gross profit (loss)	2,481	(50)

Operating expenses:
Research and development expenses, net	6,316	6,176
Marketing and business development expenses	282	352
General and administrative expenses	2,512	2,105

Total operating expenses	9,110	8,633

Operating loss	(6,629)	(8,683)
Financial income, net	2,472	2,270

Loss before tax expenses	(4,157)	(6,413)
Tax expenses	(60)	-

Net loss	$(4,217)	$(6,413)

Basic net loss per share	$(0.09)	$(0.17)

Weighted average number of Ordinary shares used in computing basic net loss per share	45,970,766	37,746,520

Diluted net loss per Ordinary share	$(0.09)	$(0.18)

Weighted average number of Ordinary shares used in computing diluted net loss per share	45,970,766	39,140,651

Net loss	$(4,217)	$(6,413)

Unrealized (loss) gain arising during the period on Investment in Evogene	$(398)	$924

Realized gain arising during the period on Investment in Evogene	$(2,345)	$(1,453)

Total comprehensive loss	$(6,960)	$(6,942)

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares			Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders'
	Number	Amount		capital	income	deficit	equity

Balance as of January 1, 2013	36,590,478	$99		$206,325	$5,367	$(194,119)	$17,672

Options exercised by employees	1,786,473	5		5,626	-	-	5,631
Issuance of shares, net	2,625,162	7		19,697	-	-	19,704
Stock-based compensation of options granted to employees and directors	-	-		3,379	-	-	3,379
Stock-based compensation of options and warrants granted to non-employees	-	-		164	-	-	164
Classification of liability with respect to outstanding options to non-employee to equity	-	-		160	-	-	160
Other comprehensive loss	-	-		-	(739)	-	(739)
Net loss	-	-		-	-	(14,083)	(14,083)

Balance as of December 31, 2013	41,002,113	111		235,351	4,628	(208,202)	31,888

Options exercised by employees	203,125	*	)	860		-	860
Issuance of shares, net	7,263,090	21		70,697		-	70,718
Stock-based compensation of options granted to employees and directors	-	-		1,444		-	1,444
Stock-based compensation of options and warrants granted to non-employees	-	-		179		-	179
Other comprehensive loss	-	-		-	(2,743)	-	(2,743)
Net loss	-	-		-		(4,217)	(4,217)

Balance as of June 30, 2014 (unaudited)	48,468,328	$132		$308,531	$1,885	$(212,419)	$98,129

*)  Represent an amount lower than $ 1

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2014	2013
	Unaudited
Cash flows from operating activities:
Net loss	$(4,217)	$(6,413)

Adjustments required to reconcile net loss to net cash used in operating activities:
Non-cash stock-based compensation	1,623	1,388
Depreciation	260	237
Severance pay, net	9	26
Gain from sale of Evogene shares	(2,345)	(1,453)
Change in fair value of exchange option and embedded derivatives within research and development funding arrangements	11	(467)
Amortization of the cash consideration of the second research and development funding arrangement	(126)	(104)
Change in the fair value of liability with respect to outstanding options to non-employee	-	(104)
Increase in trade receivable	(1,140)	-
Decrease (increase) in other accounts receivable and prepaid expenses	973	(105)
Decrease in long-term prepaid expenses	125	100
Decrease in deferred revenues	(2,703)	-
Increase in trade payables and other accounts payable and accrued expenses	819	581

Net cash used in operating activities	(6,711)	(6,314)

Cash flows from investing activities:
Proceeds from maturity of short-term bank deposits	18,000	3,215
Investment in short-term bank deposits	(10,000)	(15,015)
Decrease (increase) in long-term lease deposits	(74)	37
Purchase of property and equipment	(869)	(102)
Proceeds from sale of investment in Evogene	2,309	1,407

Net cash provided by (used in) investing activities	9,366	(10,458)

Cash flows from financing activities:

Proceeds from issuance of Ordinary shares, net	70,978	7,324
Proceeds from research and development funding arrangement	-	5,000
Proceeds from exercise of options	860	1,168

Net cash provided by financing activities	71,838	13,492

Increase (decrease) in cash and cash equivalents	74,493	(3,280)
Cash and cash equivalents at the beginning of the period	28,751	16,374

Cash and cash equivalents at the end of the period	$103,244	$13,094

Supplemental disclosure of non-cash investing and financing activities:

Issuance expenses	$260	$-
Purchase of property and equipment	$192	$111

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-        GENERAL

a.
Compugen Ltd. (the "Company") is a drug discovery company utilizing a broadly applicable proprietary infrastructure for the in silico (by computer) prediction and selection of human  therapeutic product candidates, which are then advanced in its Pipeline Program. The initial fields of focus selected by the Company are monoclonal antibodies and therapeutic proteins to address major unmet needs in the fields of oncology and immunology. Beginning in late 2010, the Company established the Pipeline Program, consisting of targets and product candidates for applications in oncology and immunology, based largely on novel immune checkpoint regulator candidates discovered by the Company. The Company's business model includes entering into collaborations covering the further development and commercialization of product candidates at various stages from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing.

The Company's headquarters are located in Israel, with research and development facilities in Israel and California through its wholly-owned U.S. subsidiary, Compugen USA, Inc. ("Compugen Inc.").

b.
On June 27, 2014, the Company achieved the first milestone under the Research and Development Collaboration and License Agreement with Bayer Pharma AG ("Bayer"), according to which the Company recognized revenues in total amount of $ 1,200 in accordance with Accounting Standard Codification ("ASC") 605-28, Revenue Recognition – Milestone Method.

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES

a.
The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2013 are applied consistently in these financial statements. For further information, refer to the consolidated financial statements as of December 31, 2013.

b.
Concentration of credit risks:

Financial instruments that potentially subject the Company and Compugen Inc. to concentration of credit risk consist principally of cash and cash equivalents, restricted cash, short-term bank deposits, marketable securities and non-current lease deposits.

Cash, cash equivalents and restricted cash are mainly invested in U.S. dollar deposits with major banks in Israel and the United States. Generally, these deposits may be redeemed upon demand and bear minimal risk.

The majority of the cash, cash equivalents and short-term bank deposits are invested with three different banks, in Israel, United States. and Switzerland.

Management believes that the financial institutions holding the Company's investments are financially sound and, accordingly, low credit risk exists with respect to these investments.

The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.
Change in accounting estimate:

Under the Research and Development Collaboration and License Agreement with Bayer, the Company considered the license to product candidates and the related research and development services as a single unit of accounting since the license has no value to Bayer on a stand-alone basis. As a consequence, the non-refundable upfront payment has been deferred and is being recognized based on the proportionate performance of research and development services to be performed by the Company pursuant to mutually agreed work plans under the Agreement, in accordance with ASC 605-10, "Revenue Recognition".

During the six month period ended June 30, 2014, the Company changed its estimate in respect to the research and development period required to complete the project after  reevaluation of work plans for future research to be undertaken by the Company as a result of additional activities in the research and development services provided.

Due to the aforementioned change in estimate, in the six month period ended June 30, 2014, the Company recognized smaller proportion of the upfront payment than expected. Assuming there was no change in estimate the Company would have recognized an additional $ 1,819 as revenues and accordingly accrue additional royalties to the Office of the Chief Scientist ("OCS") in the amount of $ 64. The net effect of the change in estimate on the Company's net loss amounted to an increase in net loss of $ 1,755, or $ 0.04 per Ordinary share.

d.
New Accounting Pronouncements and Other Standards:

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers," (ASU 2014-09), which creates a new Topic, Accounting Standards Codification Topic 606. The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The accounting standard is effective for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted. We are currently evaluating the impact of adopting this guidance.

NOTE 3:-        UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2014 are not necessarily indicative of the results that may be expected for the year ended December 31, 2014.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4:-        FAIR VALUE MEASUREMENTS

The Company adopted the provision of ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820") on January 1, 2008.  ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance. ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1 -	quoted prices in active markets for identical assets or liabilities;

Level 2 -
inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 -	unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In accordance with ASC 820, the Company measures its Investment in Evogene and embedded derivatives in connection with research and development funding arrangement at fair value.

Investment in Evogene is classified within Level 1 since it is valued using quoted market prices.

The embedded derivatives are classified within Level 3 as they are valued using valuation techniques where significant inputs are unobservable in the market.

The Company's financial assets (liabilities) measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates:

	June 30, 2014 (Unaudited)
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Investment in Evogene	$1,858	$1,858	$-	$-
Embedded Derivatives	(12,442)	-	-	(12,442)

	December 31, 2013
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Investment in Evogene	$4,565	$4,565	$-	$-
Embedded Derivatives	(12,431)	-	-	(12,431)

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4:-        FAIR VALUE MEASUREMENTS (Cont.)

The changes in Level 3 liabilities measured at fair value on a recurring basis (included within research and development funding arrangement account):

Fair value of embedded derivatives

Balance at December 31, 2013 *)	12,431

Change in fair value of Exchange Option and embedded derivatives within research and development arrangement	11

Balance at June 30, 2014 (unaudited) *)	12,442

*)	The amount on the balance sheets of the research and development funding arrangement includes also a cash consideration of $ 632 and $ 758 as of June 30, 2014 and December 31, 2013, respectively.

NOTE 5:-        COMMITMENTS AND CONTINGENCIES

a.	The Company provided guarantees in a total amount of $ 258 in favor certain lessors and credit card security in Israel and in the United States.

b.	Commitments in favor of the Government of Israel and other grants:

1.
Under the OCS royalty-bearing programs, the Company is not obligated to repay any amounts received from the OCS if it does not generate any income from the results of the OCS funded research programs. If any such research programs are successful and income is generated, the Company is committed to pay royalties at a rate of 3% to 5% of the Company's revenues arising from such research program, up to a maximum of 100% of the amount received for such program from the OCS, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR).

As of June 30, 2014, the Company's aggregate contingent obligations for payments to the OCS, based on royalty-bearing participation received or accrued, net of royalties paid or accrued, totaled approximately $ 8,913.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 5:-        COMMITMENTS AND CONTINGENCIES (Cont.)

For the six-month period ended June 30, 2014 and 2013, the Company had an aggregate of paid and accrued royalties to the OCS recorded in the consolidated statement of comprehensive loss in the amount of $ 143 and $ 6, respectively.

Under the Bi-national Industrial Research ("BIRD") plan, the Company is not obligated to repay any amounts previously received from BIRD if it does not generate any income from the outcome of the funded research program. As of June 30, 2014 the Company had received proceeds under BIRD plan in total aggregate amount of approximately $ 500. As of June 30, 2014 and December 31, 2013 the Company does not expect any income to be generated from the outcome of the research funded by the BIRD plan and as such no correlated obligation was recorded.

2.
During the years 2010 through 2011, the Company entered into funding arrangements, which subsequently were amended, with an investor for partial support of its research and development activities in the  total amount of $ 13,000.

On April 19, 2013, the Company entered into an amendment to the aforementioned funding arrangements pursuant to which until June 30, 2015, the investor has the right to receive 10% of the cash consideration received by the Company or its affiliates from third parties and thereafter, until December 31, 2030, 10% of the cash consideration for a selected five of such candidates as determined in the agreement, less certain pass-through amounts, with respect to certain designated product candidates (the "Amended Participation Rights").

As of June 30, 2014 and December 31, 2013 the Company does not have any outstanding obligations for Amended Participation Rights under the amended arrangement.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 5:-        COMMITMENTS AND CONTINGENCIES (Cont.)

3.
On June 25, 2012 the Company and its U.S subsidiary entered into an Antibodies Discovery Collaboration Agreement (the "Agreement") with a U.S. antibody technology company ("mAb Technology Company"), providing an established source for fully human mAbs. Under the Agreement the mAb Technology Company will be entitled to certain royalties that could be eliminated, upon payment of certain one-time fees (all payments referred together as "Contingent Fees"). As of June 30, 2014 and December 31, 2013 the Company did not incur any obligation for such Contingent Fees.

4.
On May 9, 2012, the Company entered into agreement (the "May 2012 Agreement") with a U.S. Business Development Strategic Advisor ("Advisor") for the purpose of entering into transactions with Pharma companies related to selected Pipeline Program Candidates. Under the agreement the Advisor shall be entitled to at least 4% of the cash considerations that may be received under such transactions as well as a retainer fee of $ 5 per month.

On February 27, 2014, the Company entered into a new agreement (the "New Agreement") (replacing the May 2012 Agreement, which is terminated on that date) with the Advisor for certain services with respect to financing, strategic and other agreements. Under the New Agreement the Advisor shall be entitled to up to 1% of cash considerations that may be received under financing agreements and a fee that will be determined in good faith in respect to all other transactions.

For the six-month period ended June 30, 2014 the Company recorded issuance expenses in the amount of $725 in respect to fees paid to the Advisor for the public offering which took place in March 2014 (Refer to Note 6(b)). For the six-month period ended June 30, 2013 the Company recorded business development expenses in the amount of $ 30.

As of June 30, 2014 and December 31, 2013 the Company does not have any outstanding obligation for payments under the aforementioned agreements.

NOTE 6:-        SHAREHOLDERS' EQUITY

a.
Issuance of shares:

On August 30, 2011 , the Company  entered into  an agreement with a sales agent, to issue and sell up to 6,000,000 Ordinary shares under an At-the-Market offering ("ATM") program with gross proceeds of up to $ 40,000 pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-171655). During the six months period ended June 30, 2014 the Company issued 363,090 Ordinary shares for a total consideration of approximately $3,801, net of issuance expenses. On January 21, 2014, the registration statement under which the Company had been selling Ordinary shares pursuant to the ATM program terminated.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6:-        SHAREHOLDERS' EQUITY (Cont.)

b.
On February 28, 2014, the Company entered into an underwriting agreement ("Agreement") related to a public offering of 6,000,000 of its Ordinary shares, at public offering price of $ 10.50 per share, less underwriting discounts and commissions ("Offering"). Under the terms of the Agreement, the Company granted the underwriters an option, exercisable for 30 days, to purchase up to an additional 900,000 Ordinary shares at the same price per share.

On March 5, 2014, following the closing of the Offering, the Company issued 6,900,000 Ordinary shares, including 900,000 shares sold pursuant to the full exercise of the underwriters' option to purchase additional shares, for a total consideration of approximately $ 66,917, net of issuance expenses.

The Offering was made pursuant to a prospectus supplement dated February 28, 2014 and an accompanying prospectus dated January 16, 2013, pursuant to the Company's shelf registration statement on Form F-3 (File No. 333-185910), which was filed with the Securities and Exchange Commission (the "Commission") on January 7, 2013 and declared effective by the Commission on January 16, 2013.

c.
Stock based compensation:

During the six months period ended June 30, 2014, the Company's Board of Directors granted 184,400 options to purchase Ordinary shares of the Company to employees, directors and non-employees. The exercise prices for such options are from $ 9.1 to $ 11.48 per share, with vesting to occur in up to 4 years.

The following table presents the assumptions used to estimate the fair values of the options granted in the periods presented:

	Six months ended June 30,
	2014	2013

Volatility	60%-76%	58%-83%
Risk-free interest rate	1.38%-1.80%	0.54%-1.59%
Dividend yield	0%	0%
Expected life (years)	4.6 – 6.0	4.0 – 6.0

Weighted average fair value of options granted during the six months period ended June 30, 2014 and 2013 were $ 5.11 and $ 2.96, respectively.

During the six months periods ended June 30, 2014 and 2013, the Company recorded share based compensation in a total amount of $ 1,623 and $ 1,388, respectively.

As of June 30, 2014, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $ 5,569, which is expected to be recognized over a weighted average period of approximately 2.31 years.

COMPUGEN LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-       FINANCIAL INCOME, NET

	Six months ended June 30,
	2014	2013

Interest income	$129	$82
Change in fair value of Exchange Option and embedded derivatives and outstanding options to non-employee within research and development funding arrangement	(11)	571
Financial income from selling of Evogene shares	2,345	1,453
Exchange rate differences and others	9	164

Financial income, net	$2,472	$2,270

NOTE 8:-       RELATED PARTY BALANCES AND TRANSACTIONS

The Company provides research and development services to one of its affiliates, Neviah Genomics, in consideration for pre-scheduled determined fees. During the six-months periods ended June 30, 2014 and June 30, 2013, the Company recognized $ 142 and $ 184 in revenues, respectively, from such agreement.

NOTE 9:-       SUBSEQUENT EVENTS

On August 20, 2014, the Company and an investor entered into a Termination and Equity Conversion Agreement pursuant to which the funding  arrangements with this investor including: (i) all rights to receive 10% of the cash consideration received by the Company or its affiliates from third parties, less certain pass-through amounts, with respect to certain designated product candidates until December 31, 2030, (ii) all rights to receive information with respect to certain designated product candidates and (iii) the warrant to purchase 500,000 of Compugen Ordinary shares have been terminated. In consideration, the Company will issue to the investor 1,600,000 Ordinary shares of the Company, and the investor shall have the right to receive 5% of the cash consideration received by the Company or its affiliates from third parties, less certain pass-through amounts, with respect to certain designated product candidates until December 31, 2015. Also refer to Note 5(b)(2).